Foster Wheeler Ltd.





September 21, 2001

VIA EDGAR

United States Securities and
Exchange Commission
Division of Corporation Finance
Office of EDGAR & Information Analysis
450 Fifth Street, N.W.
Washington, DC 20549

Re:    Foster Wheeler Ltd.
--------------------------


Ladies and Gentlemen:

     I am writing to request pursuant to Rule 477 of the Securities Act of 1933, as amended, (the "Securities Act") the withdrawal of the post-effective amendment filed on Form S-8 POS by Foster Wheeler Ltd. on May 25, 2001 (the "Amendment") under File number 333-52468. The purpose of this withdrawal is to clarify the filing history of our various stock option plans.

     The Amendment was filed so that Foster Wheeler Ltd. might assume as successor issuer, pursuant to Rule 415 of the Securities Act, the registration statements filed on Form S-8 by Foster Wheeler Corporation. The Form S-8 registration statements intended to be assumed were file numbers: 002-91384, 003-59739 and 333-25945.

     Based on discussions with the Commission, we have subsequently filed three post-effective amendments to our Form S-8's, one post-effective amendment for each Form S-8 being assumed. We believe that the filing of these three post-effective amendments renders the Amendment obsolete and confusing. To the best of our knowledge, no securities were sold based on the information contained in the Amendment.

     If you have any questions, please contact me at (908) 730-4049, or contact Aron Izower of White & Case LLP at (212) 819-8428.

                                          Sincerely,

                                           /s/ Lisa Fries Gardner
                                          Lisa Fries Gardner
                                          Vice President and Secretary